Contact

www.linkedin.com/in/trevor-
k-4a701b4b (LinkedIn)

Top Skills

Creative Writing

Statistics

Microsoft Excel

Languages

Chinese (Elementary)

French (Professional Working)

Honors-Awards

Creative Reactions contest, 2nd
place

25 Under 25 award

Trevor K.

Entrepreneur

Cambridge, Massachusetts, United States

Experience

Highway Pharmaceuticals
Founder
January 2021 - Present (1 year 10 months)

As a natural continuation of my previous work, I've founded a company
dedicated to combining and repositioning generics for autoimmune and
neurodegenerative conditions. Our initial therapeutic is a safer, sustained
release formulation of cyclosporine. Our initial indication for this therapeutic is
Chronic Spontaneous Urticaria (CSU), a condition in which patients suffer from
recurrent hives for months at a time.

21st Night
President
April 2019 - Present (3 years 7 months)
Greater Boston Area

Helping people master their exams with the world's best flashcard app. Perfect
for self-studiers and tutors.

Check it out for free at the link below!

Trevor Klee, Tutor
CEO
January 2016 - Present (6 years 10 months)
Greater Boston Area

GMAT, GRE, LSAT, MCAT tutor. 99th percentile in all the exams I teach. 5
stars on Google My Business. 5 stars on Yelp.

Currently the official GRE instructor for MIT's Laureates and Leaders program,
official GMAT instructor for Deloitte Boston.

I also manage a small team of excellent tutors who work with me. We're hiring!

Prep Zone, Singapore
Educational Trainer

August 2015 - January 2016 (6 months)

Tutor of American, British, and Australian college entrance exams. Head of Social Media Marketing. Taught both individual classes and large (20+) group classes. Developed original curricula for ACT, SAT, LNAT, and SAT II which were used by over a dozen tutors to teach hundreds of students in Singapore, India, and China. Saw double-digit percentile increases in SAT and ACT clients.

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Education

Princeton University
Bachelor's degree, Geological and Earth Sciences/
Geosciences · (2011 - 2015)

The Chinese University of Hong Kong
Earth Sciences · (2014 - 2014)